                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                  FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934







                       RECYCLING CENTERS OF AMERICA, INC.
           (NAME OF SMALL BUSINESS ISSUER AS SPECIFIED IN ITS CHARTER)





        COLORADO                                                84-0703717
(State of Incorporation)                                   (IRS Employer ID No.)


                      23832 ROCKFIELD BOULEVARD, SUITE 275
                          LAKE FOREST, CALIFORNIA 92630
                    (Address of Principal Executive Offices)


                                 (949) 609-0590
                         (Registrant's Telephone Number)


        SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                    6,389,304 COMMON SHARES $0.01 PAR VALUE

                                     PART I

                         ITEM 1: DESCRIPTION OF BUSINESS

I.      INTRODUCTION

        Recycling Centers of America, Inc., a Colorado corporation ("RCAI" or the "Company" or the "Registrant") , is a development stage company with no significant operating results to date, which is engaged in the business of the sale, construction and servicing of municipal and industrial waste stream processing and recycling equipment.

        Recycling Centers of America, Inc., is a Colorado corporation, originally formed in 1976 under the name Vac-Tec Systems, Inc., and reorganized as a public shell corporation without significant assets in early 1997, after the Company ceased operations in the glass vacuum coating business.

        In November of 1997, a merger transaction with Aquadynamic Technologies, Inc. ("ATI"), was completed, and ATI, a Minnesota corporation, became a wholly-owned subsidiary of RCAI. ATI had two wholly-owned subsidiaries, Aquatek, Inc. ("AQT") and Wil-Flow, Inc. ("WFI"). WFI on March 8, 1999, was dissolved and returned to its former owner and president as a result of the resolution of a lawsuit between the parties.

        In November of 1997, RCAI entered into a joint venture agreement with Oil Re-Refining Company ("ORRCO"), an Oregon corporation in order to enter the re-refining industry, under the joint venture name of Energy & Material Recovery. This joint venture was dissolved in October of 1999, and the Company no longer has activities in this industry.

        In June of 1999, the Company acquired all of the business accounts of Bruce Selk, dba Sierra Technologies, and in December of 1999, the Company acquired all of the assets and business of Brody Special Projects, Inc. The businesses conducted by these two predecessor companies now constitute the bulk of Registrant's current business.


II.     BUSINESS

        The Company's primary business is the marketing and sales, construction and servicing of municipal and industrial waste stream processing and recycling equipment.

        The Company has obtained a License from Pall Filter Corp. to market and sell, and currently markets and sells Pallsep(TM) Vibrating Membrane Treatment Filters to the dairy industry, the food industry, the beverage industry, and the pharmaceutical industry.

        The Company also markets and sells VSEP(TM) Fibrating Membrane Filters manufactured by New Logic International, Inc. ("New Logic") to non-food industries, including water, wastewater, mining and chemical industries, although the Company does not have a current License agreement in effect with New Logic.

        Through its wholly-owned subsidiary, Aquatek, Inc., the Company also provides engineering services to wastewater treatment and potable water treatment facilities.

        The Company also operates a small wholesale chemical brokerage business, under the fictitious business name Sierra Technologies, shipping bulk chemicals and petroleum products to various customers in the United States and Canada. As a part of this business, the company is under contract with Tosco, to provide one rail car per week of residual oil waste products from steel mills to Tosco.

        (a)     Products and Services

                (i) V*SEP Filtration. The Company markets, sells and acts as a general contractor to install Filtration membranes manufactured by New Logic and patented membrane type filtration systems, under the trade name "VSEP" Systems. These systems filter out solids suspended in various liquid material streams generated by various manufacturing processes. Applications for the V*SEP system range through all industries where efficient and rapid processing of wastewater and product streams is required. V*SEP compete with evaporators, biological systems, crosflow filters and centrifuges. Management believes the advantages of V*SEP over its competitors are as follows:


                -       Filtration rates 10 x that of its competitors

                - Incorporated Self-cleaning and anti-fouling characteristics

                -       Achieves high solids removal

                -       High efficiency (99% energy conversion)

                - Dependability (self-repairing with only two moving parts)

                -       Compact design

                -       Low capital and operating costs

                The system can be used for a wide variety of streams and applications, including removal of BOD ("Biochemical Oxygen Demand" - A test that indicates the organic strength of wastewaters. The test procedure measures the amount of free dissolved oxygen that aerobic bacteria consume in a standard test time of 5 days incubated at 20 degrees C); COD ("Chemical Oxygen Demand" - A test for the organic strength of a wastewater that uses strong chemical oxidants to break down organics in the wastewater. Bacteria are not used; TDS ("Total Dissolved Solids" - A test to measure the amount of dissolved solids in a liquid through weight; TSS color ("Total Suspended Solids" - A test whereby a sample is filtered through a fine filter medium (0.45 micron). The weight of sample collected on the filter is the TSS, usually measured in mgt); FOG ("fats oils and greases" - metals, deionization and the dewatering of dyes, pigments, clays, catalysts, silicas, latexes and many more). The Company does not currently have a license or OEM Contract with New Logic but continues to sell their equipment under an informal working arrangement with New Logic.

                (ii) Pal-SEP Filtration. The Pall-SEP filtration system is similar to the V*SEP technology, and is designed for use in the food processing and pharmaceutical industries. It is manufactured by Pall Filter Corporation.

                The Company has a non-exclusive license to sell Pal-SEP Filtration in the Western Hemisphere to specified markets as part of integrated systems.

                (iii) Engineering Services to Wastewater Treatment Facilities. Through its wholly-owned subsidiary, Aquatek, Inc., the Company provides engineering services to wastewater treatment and potable water treatment facilities. These services include detailed design layout, feasibility studies, specification and instrumentation selection, contract programming, and some fabrication/assembly of motor and process control centers.

                Aquatek, Inc. markets its engineering expertise to other wastewater treatment facilities, potable water treatment facilities, flood prevention systems, water transfer pumping stations and private industrial processing facilities requiring automated control systems, such as the automotive food processing, packaging, textile and recycling industries.

                (iv) Brokerage of Chemicals. Through the fictitious name, Sierra Technology, the Company is in the business of buying and selling industrial chemicals. The Company acts purely as a broker and receives a commission on the materials sold. This business was originally established as a sole proprietorship by Bruce Selk in June of 1997, and the business and accounts were transferred by Mr. Selk to the Company when he joined the Company in June of 1997.

        (b)     Marketing and Sales

                The Company's marketing program includes the development of compliance data, sales materials, plant tours and daily phone leads. The Company also utilizes three sales representatives nationwide, who operate under contract to assist the Company in locating prospective customers.

                This is a two-step project. Step one - sale of unit. Step two - installation of unit along with the sale and installation of ancillary equipment. RCAI began marketing the VSEP/PALLSEP technology in June 1999. RCAI has sold one unit to Dairy Farmers of America (DFA). The application of this unit is in treatment of wastewater to a milk biochemical condensing plant. This wastewater stream was a high BOD (biologic oxygen demand) stream. The high BOD is the result of some milk being generated as a waste in the process and being released as discharge to the city wastewater plant. The use of this technology allows the capture of those milk byproducts from the water, thereby reducing the BOD. The treated water is then released to the city wastewater facility.

                The marketing of this technology is a sophisticated sale. The equipment is typically a capital cost item, and at many companies may need to go through a yearly capital costing budget process. Making a sale typically requires on-site testing at the customer's operating facility and specific testing of a number of different membranes trialed under an assortment of operating parameters.

                RCAI has been conducting on-site tests at Leprino Foods in Colorado the last three months. This potential customer is a major manufacturer of mozzarella cheese in the U.S.

                The company also has ongoing testing at facilities operated by Safeway (ice cream plant); Daisy Brand (yogurt); West Farm Foods (milk processing) and Excide (metals/water) and has agreements to start testing facilities operated by Wright Corp (chemicals/water) and Dynachem Technologies, Inc. (antifreeze/water).

        (c)     Competition

                The Company's two primary competitors are the two manufacturers of the two systems, Pal Filter Corp. and New Logic, each of whom market their systems directly to users, as well as through OEMs such as the Company.

                More generally, the Company competes with numerous other companies who have competing technologies, many of whom are larger, with greater financial resources and larger organizations.

                Competition in this industry focuses on price, quality, features, performance, specialization, expertise, reliability, technology, customer relationships, marketing, advertising, sales, publicity, distribution, serving particular market niches, and appealing to particular consumers.

        (d)     Raw Materials

                The Company's filters are manufactured with off the shelf components available from many sources, with the exception of the membranes themselves and the patented vibrating mechanisms, which are proprietary to Pall and New Logic.

                Pall Filter Corp. and New Logic International in each case manufacture their own filters, and the Company is dependent on these firms for purchase of the technology and for production of the membranes.

        (e)     Dependence on One or a Few Major Customers

                The Company has in process over three jobs, one of which is for installation, and two of which are for testing, and is in the process of bidding on thirteen additional jobs, for installation of filtration systems products.

                There is no single customer that currently or in the future is expected to dominate the Company's business.

        (f)     Patents, Trademarks, Licenses, Etc.

                (i)     Patents and Trademarks

                        The Company has no patents and no trademarks.

                (ii)    License of Technology

                In June of 1999, the Company's predecessor, Brody Special Projects Company, a Utah corporation ("Brody"), entered into an OEM Agreement with Pall Filtron, Inc. ("Pall"), having a three year terms, and covering various proprietary filtration products manufactured by Pall. Pursuant to this Agreement, Pall granted Brody a nontransferable license to integrate, market, sell, install and support Pall's proprietary filtration products, as an integrated system only, on a nonexclusive basis, limited to certain specified markets and certain specified territories.

                The markets are fixed as the food, beverage, dairies, pharmaceutical, biotech and cosmetics applications, including intermediates and wastewaters resulting from their processing. Drinking water is excluded from the defined market. The specified territory is the Western Hemisphere, consisting of North, Central and South America.

                The system must be sold in a configuration which includes a feed pump, piping and vales and an integrated control system. Brody is specifically precluded from selling the Pall filtration products without integrating the products into a system.

                Pall is permitted under the contract to compete with Brody, and market its products direct in the designated markets and territory. Brody is assigned the responsibilities under the contract to run samples and field trials, purchase membranes at discount for certain systems, and design and specify and quote prices for purchase and installation of an integrated system using the filtration products.

                The assets of Brody were acquired by RCAI in December of 1999, including an assignment of Brody's rights under this Pall OEM Agreement. Subsequently, in December of 1999, Pall approved the assignment of Brody's rights under the Pall OEM Agreement to RCAI.

                Brody also had a License Agreement to sell VSEP filtration systems manufactured by New Logic. However, New Logic declined to grant the required consent in order for Brody to transfer this License to the Company. As a result, the Company now continues to market and sell VSEP products under an informal understanding with New Logic that is not embodied in a written contract.

        (g)     Government Regulation

                There are certain FDA (Food and Drug Administration) regulations which regulate the installation and operation of the Company's Filtration Systems, primarily in the food industry. The Company's two filtration manufacturers, Pall Corp. and New Logic, are responsible for compliance with these regulations, and the Company has not assumed any responsibility or liability for compliance..

        (h)     After Market Sales Responsibility

                Pall and New Logic both provide the customer with a performance guarantee. The performance guarantee is created by gathering data on each customer's specific stream through the testing protocol.

        (i)     Research and Development

                The technology sold by the company is in the early stages of market acceptance. As a result, in order to accomplish a sale, a customer will typically require a significant research and development effort, in the form of testing and trials of different types of membranes and differing operating parameters. These costs are funded in part by the Company, and expensed as sales expense.

        (j)     Compliance with Environmental Laws

                RCAI, including all of its wholly-owned subsidiaries, is not responsible for systems (PALLSEP/VSEP) that do not meet specific environmental discharge standards. Both PALL and New Logic International issue performance guarantees that their units, based on certain influent characteristics, will meet all environmental standards for discharge.

        (k)     Employees

                The Company has 8 full time employees, including 2 located in California, 3 located in Utah, 1 located in Colorado, and 2 located in Savannah, Georgia (Aquatek).

                  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS


Overview

        The Company during the last two fiscal years ending June 30, 1999 and 1998, has unsuccessfully attempted to form a group of operating companies that were to offer the marketing and advanced technologies to become the leader in the recycling of liquid wastes. The results of operations reflect the significant costs associated with the unsuccessful ventures including Wil-Flow, Inc. and Energy & Material Recovery, Inc. (EMRI).

        The Company has become revitalized with the change in management effective June 1, 1999 and the incorporation of revenue producing entities. On June 1, 1999, the Company purchased the business of Sierra Technologies, a company that operates in the purchasing, treatment and brokerage of chemical and petroleum products throughout North America. In addition, in December 1999, the Company completed a buyout of Brody Special Projects Company a supplier of advance filtration technologies.

        During the first six months of fiscal year 2000, in an effort to become a leader in the development of market opportunities for the VSEP(TM) and PALLSEP(TM) technologies RCAI continued the implementation of its business strategy to form a group of companies that will offer the marketing of advanced liquid process technologies. In December 1999 Brody Special Projects Company (Brody) was purchased. Brody holds the marketing rights from Pall Filtration Corporation to supply advanced filtration technology to be used to decontaminate liquid wastes. Two key marketing personnel of Brody were hired by RCAI to forward key projects in the dairy industry.

        RCAI has also begun to realize revenues form Sierra Technologies, Inc. (Sierra), a Company purchased on June 1, 1999. Sierra began to generate revenues from the treatment and brokerage of chemical petroleum products during the first six months of fiscal year 2000.


Statement of Operations

Year Ended June 30, 1999 Compared to Year Ended June 30, 1998

        The Company has incurred net losses of $796,916 for the fiscal year ended June 30, 1999, as compared to a net loss of $466,788 for the period ended June 30, 1998. These losses can be primarily attributed as stated above to significant costs incurred in both years from the dissolution of Wil-Flow, Inc. in March 1999, and the termination of the joint venture with EMRI in October 1999. Not only were the costs associated with the winding up of these ventures significant, the effect on Retained Earnings because of the write-off of Patents and Goodwill was $182,226.

        The Company realized the majority of its revenues in fiscal years ending June 30, 1999 and 1998 from the consulting services of Aquatek, Inc., a wholly-owned subsidiary which specializes in automated process control systems for wastewater treatment applications. The Contract Revenue in fiscal years ending June 30, 1999 has been primarily to Cass Water Engineers.

        The Cost of Goods sold represents fifty eight percent (58%) of sales for the fiscal year ending June 30, 1999 as compared to sixty nine percent (69%) as of June 30, 1998. The Costs of Goods are not consistent between years because the varying nature of the consulting projects in any given year.

        Operating expenses consist primarily of general and administrative expenses. For the fiscal year ended June 30, 1999 operating expenses totaled $945,242 as compared to $646,559 for the fiscal year ended June 30, 1998. This substantial increase in operating expenses between years can be attributed to an increase in wages of $385,929 and an increase in Professional fees of $41,997. The increase in wages was caused by substantial management fees due to promotional programs designed to attract capital investment toward the Company in 1999 and the hiring of management personnel because of joint venture with EMRI. The increase in Professional Fees can be attributed to legal costs associated with the Wil-Flow, Inc. litigation and the termination of the joint venture with EMRI.

        Interest expense and other finance charges increase from $4,403 for the fiscal year ended June 30, 1998 to $17,438 for the fiscal year ended June 30, 1999. The increase between years can be attributed to the increase in Notes payable from $130,500 in 1998 to $260,000 in 1999 and the accrual of interest relating to the Notes payable from the dissolution of Wil-Flow, Inc.

Six Months Ended December 31, 1999 Compared to Six Months Ended December 31,
1998

        The Company has incurred net losses of $417,011 for the six months ended December 31, 1999, as compared to a net loss of $204,594 for the six months ended December 31, 1998. These losses can be primarily attributed to significant costs incurred in both years from the dissolution of Wil-Flow, Inc. in March 1999 and the termination of the joint venture with EMRI in October 1999. In addition, expenses have exceeded revenues in the start-up phases of the operations of Brody and Sierra.

        The Company realized the majority of its revenues for the six months ending December 31, 1999 and 1998 from Aquatek, Inc., a wholly owned subsidiary which specializes in automated process control systems for wastewater treatment applications. The Contract Revenue for the six months ending December 31, 1999 and 1998 has been primarily to Cass Water Engineers. In 1999 approximately $122,000 of revenues were generated from Sierra.

        The Cost of Goods sold represents fifty eight percent of sales for the six months ending December 31, 1999, as compared to sixty nine percent as of December 31, 1998. The Costs of Goods are not consistent between years as a result of the varying nature of the projects in any given year and the fact that the margins from the brokerage of chemicals and petroleum products is less than the revenues from Aquatek, Inc.

        Operating expenses consist primarily of general and administrative expenses. For the six months ended December 31, 1999 operating expenses totaled $563,417 as compared to $337,349 for the six months ended December 31, 1998. This substantial increase in operating expenses between years of $226,068 can be primarily attributed to an increase in Wages of $157,963 and an increase in Professional fees of $27,787. The increase in Wages was caused by management fees due to promotional programs designed to attract capital investment toward the Company in 1999, the acquisitions of key personnel from the acquisition of Sierra and Brody and the hiring of management personnel because of joint venture with EMRI. The increase in Professional Fees can be attributed to legal costs associated with the termination of the joint venture with EMRI.

        Interest expense and other finance charges decreased from $3,905 for the six months ended December 31, 1998 to $1,508 for the six months ended December 31, 1999. The decrease between years can be attributed to the decrease in Notes payable from $195,600 in 1998 to $152,500 in 1999. Certain Notes Payable were converted to common stock of the Company in 1999.

Liquidity and Capital Resources

        As of December 31, 1999, the Company has cash and cash equivalents of $39,393 as compared to cash and cash equivalents of $107,204 as of December 31, 1998. At December 31, 1999, the company had a working capital deficiency (total current liabilities in excess of total current assets) of $279,728 as compared to a working capital deficit (total current liabilities in excess of total current assets) of $251,072 as of December 31, 1998. The decrease in working capital in 1999 is due to the acquisition of Sierra and Brody which was offset by the forgiveness of payment on the Note Payable to the President of Wil-Flow, Inc. of $360,000, of which $160,000 was included in short-term liabilities.

        The principal use of cash for the six months ended December 31, 1999 and 1998 was to fund the net loss from operations. The Company raised a total of $564,955 and $209,198 in the six months ended December 31, 1999 and 1998 respectively from the issuance of common stock to fund the loss from operations. In addition, the Company borrowed $120,100 from shareholders in the six months ended December 31, 1998.

        The management of the Company has committed to covering the operating expenses of the Company until adequate sales are generated, through additional private placement of shares to a limited number of Accredited Investors. There is no assurance that management will be successful in this effort.

                         ITEM 3. DESCRIPTION OF PROPERTY

Facilities

        The Company maintains corporate offices in Lake Forest, California, in a 900 square foot facility, under a 36 month lease, expiring in April, 2002, at a rent of $1533 per month.

        The Company maintains a shop and office facility in Linden, Utah, in a 1000 square foot facility, under a 36 month lease, expiring in January, 2002, at a rent of $475 per month.

        The Company's wholly owned subsidiary, Aquatek, maintains an office facility in Savannah Georgia, in a 1500 square foot facility, under a month to month lease, at a rent of $1350 per month.



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

                ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

        The following table sets forth the holdings of common stock by each person who, as of February 1, 2000, held of record, or was known by the Company to own beneficially, more than 5% of the outstanding common stock of the company, by all directors individually, and by all officers and directors as a group.


                                                     Amount and
                                                      Nature of
               Title of      Name & Address of       Beneficial         Percent
               Class         Beneficial Owner         Ownership        of Class
               -----         ----------------         ---------        --------
               Common Stock  Michael C. Davies(1)       871,366         13.64

               Common Stock  Gordon W. Davies(2)        971,900         15.21

               Common Stock  Bruce Selk(3)            1,300,000         18.31

               Common Stock  Canvasback Company,        450,000          7.04
                             Ltd.

               Common Stock  Kurt Baum                  599,835          9.39
-----------------                                     ---------         -----
All Officers and
Directors as a Group                                  3,013,266         47.16
                                                      ---------         -----



Footnote Warrants and Options



(1) Includes 200,000 Vested Options and 550,000 Unvested Options held by Michael
C. Davies, pursuant to the terms of his Employment Contract.
(2) Includes 200,000 Vested Options and 550,000 Unvested Options held by Gordon
W. Davies, pursuant to the terms of his Employment Contract.
(3) Includes 390,000 Vested Options and 780,000 Unvested Options held by Bruce Selk, pursuant to the terms of his Employment Contract.

                      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS
                          PROMOTERS AND CONTROL PERSONS

        The names, ages and positions of the directors and executive officers of the Company as of February 1, 2000, are as follows:


Name                         Age            Position                            Since
----                         ---            --------                            -----
O. Bruce Selk                44             Chief Executive Officer and         June 1999
                                            a Director

Michael C. Davies            30             Chief Financial Officer,            Dec. 1997
                                            Vice President and a Director

Gordon W. Davies             31             President, Secretary and a          Dec. 1997
                                            Director

        The Directors serve until the next annual meeting of shareholders, or until their successors are elected.

MR. O. BRUCE SELK

        Bruce Selk, the Company's Chief Executive Officer and a Director, joined the Company in June of 1999, and transferred his wholesale chemicals business accounts from his sole proprietorship, Sierra Technologies, to the Company. Mr. Selk owned and operated Sierra Technologies from July of 1997 to May when he joined the Company on a full time basis. From November of 1996 through June of 1999, he was the President of International Products Group, Inc., a Company which manufactured and marketed innovative concrete block. From November of 1994 through July of 1995, Mr. Selk served as an opportunity specialist with Kingsfield Capital Corporation, a company which marketed different technologies to the chemical industry. From January 1993 to October 1994, Mr. Selk was a team leader with Tri Waste Technisol, Inc., a full service environmental firm.

        Mr. Selk has a Certificate as Masters Electrician from Lethbridge Community College, Lethbridge, Alberta, Canada, and later attended the Southern Alberta Institute of Technology.


MR. MICHAEL C. DAVIES

        From 1988 to 1991 Mr. Davies was the Owner/Manager of Fuel Oil Polishing Company located in Vancouver, British Columbia, Canada. Mr. Davies' company was in the sales, marketing and project management of fuel oils polishing within the Province of British Columbia.

        From 1991 to 1993 he was an Accounts Executive with Innovative Environmental Services, Ltd. in Vancouver, a company in the business of sales and marketing of wastewater treatment equipment.

        From 1993 to 1994 he was the Marketing Manager for Transenviro, Inc., located in Irvine, California. Transenviro is an international supplier of wastewater treatment equipment and process design engineering.

        From 1994 to 1996 Mr. Davies was the Marketing Manager for Babcock King-Wilkinson, LP, Irvine, California, a wastewater treatment business.

        From 1996 to the present Mr. Davies has held the positions of Vice President and a Director for Aquadynamic Technologies, Inc. and Aquatek, Inc., which is a wholly-owned subsidiary of Aquadynamic Technologies. These companies are international suppliers of computer-automated process and motor control systems for water and wastewater treatment systems worldwide.

        From 1996 to 1998 Mr. Davies held the position of Vice President, Sales/Director for Wil-Flow, Inc., the sole supplier of its patented RGD (Rapid Gravity Dewatering) wastewater sludge dewatering system.


        From 1997 to the present, Mr. Davies has been the Chief Financial Officer, Vice President and a Director of RCAI. Mr. Davies is the brother of Gordon Davies.


MR. GORDON W. DAVIES

        From 1991 to 1993 Mr. Davies was an Accounts Executive for Innovative Environmental Services, Ltd., located in Vancouver, British Columbia, which is a company in the business of wastewater treatment equipment.

        From 1993 to 1993 he held a Sales Manager position at Transenviro, Inc. in Irvine, California. From 1994 to 1996, Mr. Davies was the Sales/Marketing & Proposals Manager for Babcock King-Wilkinson, LP in Irvine, California, and in 1996 he was the acting CEO for this company. Babcock King-Wilkinson, LP is in the business of process design/engineering and equipment supply operations on a worldwide basis.

        From 1996 to the present Mr. Davies has been the President and a Director of Aquadynamic Technologies, Inc. He is also a Director of Aquatek, Inc., the wholly-owned subsidiary of Aquadynamic Technologies, Inc. Aquatek, Inc. is an engineering design house and supplier of computer-automated process and motor control systems for water and wastewater treatment systems.

        From 1996 to 1998 Mr. Davies was the General Manager of Wil-Flow, Inc.


        From 1997 to the present, Mr. Davies has held the position of President, Secretary and a Director for RCAI. Gordon Davies is the brother of Michael Davies.

                         ITEM 6. EXECUTIVE COMPENSATION

        (a) The following table sets forth the annual compensation paid and accrued by the Company during its last three fiscal years to its Chief Executive Officer. No other executive officer received annual salary and bonus in excess of $100,000.


                                                                      Summary Compensation
                                                                      --------------------
                                               Annual Compensation             Awards          Payouts
                                               -------------------             ------          -------

                                                     Other                           Secur-
Name                                                 Annual          Restricted      ities                           All Other
and                                                  Compen-           Stock         Underlying         LTIP          Compen-
Principal                   Salary        Bonus      sation           Award(s)       Options/          Payouts        sation
Position       Year          ($)           ($)         $                ($)          SARs (#)            ($)            ($)
--------       ----          ---           ---        ---               ---          --------            ---            ---
O. Bruce
Selk,
CEO           1999         $72,916                     0                 0               0                0              0

Gordon
Davies,
Pres.         1998         $60,000                     0                 0               0                0              0
              1997         $60,000                     0                 0               0                0              0


        The Company has no stock option program, long term incentive plans, and no Awards were made in its last fiscal year. The only options, warrants or rights outstanding and in the hands of the Company's officers or directors are options granted to them pursuant to the terms of their Employment Contracts.

                The Company has no Long-Term Incentive Plans and no Awards were made in its Last Fiscal Year.

                (b) The Company has entered into the following 5 Employment Contracts with Senior Management.

                Bruce Selk

                The Company entered into a 3 year Employment Agreement with Bruce Selk on May 26, 1999, which provided for a salary of $125,000 for the first year, and $150,000 per year thereafter. Mr. Selk also receives a vehicle allowance of $550 per month.

                In addition, the contract grants Mr. Selk options to purchase 1,300,000 shares of the Company's Common Stock, which vest and become exercisable based on the Company's stock trading in the public markets at certain levels as set forth below:

                   Market Price                   Options
                     Of Stock                    Which Vest
                     --------                    ----------
                      $1.00                        130,000
                      $1.50                        130,000
                      $2.00                        130,000
                      $2.50                        130,000
                      $3.00                        130,000
                      $3.50                        130,000
                      $4.00                        130,000
                      $4.50                        130,000
                      $5.00                        130,000

        At February 1, 2000, 260,000 of these options had vested, and -0-options had been exercised. The options are exercisable at an option exercise price of $0.30 per share, and expire if not exercised by January 1, 2002.


        Michael Davies

        The Company entered into a 5 year Employment Agreement with Michael Davies in June of 1999, which provides for a salary of $96,000 per year, and a car allowance of $550 per month.

        In addition, the contract grants Mr. Michael Davies options to purchase 750,000 shares of the Company's Common Stock, which vest, become exercisable, and have an option exercise price as follows:

            No. Of Options    Date of Vesting       Option Exercise Price
            --------------    ---------------       ---------------------
            200,000           June 1, 1999          $0.30
            275,000           June 1, 2000          $0.40
            275,000           June 1, 2001          $0.40

        At February 1, 2000, 200,000 of these options had vested, and -0-options had been exercised. The options expire, if not exercised, by December 31, 2001.


        Gordon Davies

        The Company entered into a 5 year Employment Agreement with Gordon Davies in June of 1999, which provides for a salary of $96,000 per year, and a car allowance of $550 per month.

        In addition, the contract grants Mr. Gordon Davies options to purchase 750,000 shares of the Company's Common Stock, which vest, become exercisable, and have an option exercise price as follows:

               No. Of Options      Date of Vesting       Option Exercise Price
               --------------      ---------------       ---------------------
               200,000             June 1, 1999          $0.30
               275,000             June 1, 2000          $0.40
               275,000             June 1, 2001          $0.40

        At February 1, 2000, 200,000 of these options had vested, and -0-options had been exercised. The options expire, if not exercised, by December 31, 2001.


        Steve Madsen

        The Company entered into a 3 year Employment Contract with Steve Madsen in December, of 1999, which provides for a salary of $120,000 per year, plus a vehicle allowance of $550 per month.

        In addition, the contract grants 450,000 options to purchase shares of the Company's Common Stock at an exercise price of $0.40 per share. The options vest in each year in lots of 150,000 options per year, starting January 1, 2001, and expire if they are not exercised within two years after the vesting date.


        John Ewing

        The Company entered into a 3 year Employment Contract with John Ewing in November, of 1999, which provides for a salary of $120,000 per year, plus a vehicle allowance of $550 per month.

        In addition, the contract grants 450,000 options to purchase shares of the Company's Common Stock at an exercise price of $0.40 per share. The options vest in each year in lots of 150,000 options per year, starting January 1, 2001, and expire if they are not exercised within two years after the vesting date.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

1.      Joint Venture with Oil Re-Refining Company

        RCAI and Oil Re-Refining Company established a joint venture partnership called Energy and Material Recovery, Inc. in November of 1997. RCAI issued and contributed 1,500,000 shares of its Common Stock at an agreed valuation of $2.00 per share, to the Energy and Material Recovery Joint Venture Oil Re-Refining, contributed operating equipment, buildings, trucks, land and other assets having an agreed value of $3,000,000 to the Joint Venture.

        This partnership was dissolved due to disagreements among management as to the best course for future operations of the Joint Venture, in October of 1999. The 1,500,000 shares of the Company's Common Stock contributed to the Joint Venture were returned to RCAI and have been designated treasury shares.

        2. Acquisition of Business Customers of Bruce Selk, dba Sierra Technologies

        Sierra Technologies was established by Bruce Selk in June 1997 and was in the business of buying and selling industrial chemicals. In June of 1999, RCAI offered Mr. Selk a position of CEO. As part of these negotiations, Mr. Selk transferred all of his business done under the name, Sierra Technologies, into RCAI.

        3.      Acquisition of Brody Special Projects, Inc.

        In December of 1999, the Company acquired from Steve Madsen and John Ewing certain of the assets formerly belonging to Brody Special Projects Company, a Utah corporation, which were utilized by Brody in the business of marketing, selling and leasing VSEP and Pall Sep Systems. Also transferred and assigned to the Registrant were the rights to sell and lease VSEP and Pall Sep Units under OEM Agreements originally held by Brody with New Logic International and Pall Filtron, Inc., respectively. Under the purchase agreement with Messrs. Madsen and Ewing, the Company paid $300,000 in staged cash payments to Brody on behalf of Messrs. Madsen and Ewing, and agreed to assume and pay to Brody, $300,000 out of future sales. The cash payments based on future sales are payable as follows:

               December 13, 1999     100,000      Paid
               December 31, 1999      50,000      Paid at the Closing

               The balance of the cash payment is payable in three instalments of $50,000 each, payable on March 30, 2000, June 30, 2000 and September 30, 2000.

        The $300,000 to be paid out of future sales is to be paid (i) at the rate of 25% of net sales proceeds, or (ii) the sum of $6,250, whichever is greater, on each Pall Sep and VSEP Unit sold to certain specified customers. The Registrant also assumed approximately $212,000 in liabilities of Brody that had been assumed by Messrs. Madsen and Ewing.

        The assets acquired under this Agreement are being used by the Registrant, but title to the assets has been escrowed, and the assets pledged to secure performance of the Company's obligation under the Agreement.

        New Logic subsequently declined to approve a transfer of the New Logic OEM Agreement to the Company. However, New Logic continues to sell its VSEP Units to RCAI under an informal relationship.

        As a part of the consideration for this acquisition, the Company agreed to pay Steve Madsen, an owner of Brody, the sum of $36,000 over a six month period, in six equal payments of $6,133, beginning January 15, 2000, and issued 50,000 stock options to Steve Madsen and $50,000 stock options to John Ewing (also an owner of Brody), to acquire shares of the Company's Common Stock at $0.40 per share. The options are vested, and have a five year term, and expire on November 15, 2004. In addition, Messrs. Madsen and Ewing were each issued 200,000 additional options, at an exercise price of $0.40 per share, in 50,000 increments to each individual, for each $4,000,000 in gross sales which are generated by the Company's Membrane Filtration business. These options also expire, if not vested and exercised by November 15, 2004.

        4.      Issuance of Common Stock and/or Options to Officers and
                Directors

        In September of 1999, the Company privately issued 50,000 common shares, valued at $0.50 per share to Michael Davies, in satisfaction of $25,000 in corporate debt owed to Mr. Davies.

        In September of 1999, the Company privately issued 50,000 common shares to Gordon Davies, in satisfaction of $25,000 in corporate debt owed to Mr. Davies.

        In August of 1999, the company privately issued 358,720 shares to Fred Davies (the father of Michael Davies and Gordon Davies), in satisfaction of $179,360 in consulting fees the Company owned to Mr. Frederick S. Davies for consulting services fully performed.

        In October of 1999, the Company privately issued 325,000 shares to Canvasback Company, Ltd., in satisfaction of $65,000 in corporate debt owed to Canvasback Company, Ltd.

        In June of 1999, the Company privately issued 100,000 shares of Common Stock to Fred Davies, in satisfaction of $50,000 in consulting fees owed to Mr. Davies.

        In June of 1999, the Company privately issued 50,000 shares of its Common Stock to Gordon Davies in satisfaction of $25,000 in compensation owed to Mr. Davies.

        In June of 1999, the Company privately issued 50,000 shares of its Common Stock to Michael Davies in satisfaction of $25,000 in compensation owed to Mr. Davies.

        In June of 1999, the Company privately issued 100,000 shares of its Common Stock to Fred Davies in satisfaction of $50,000 in compensation owed to Mr. Davies.

        In June of 1998, the Company privately issued 56,800 shares of its Common Stock to Gordon Davies in satisfaction of $16,050 in personal loans owed to Mr. Davies.

        The only outstanding options issued to officers and directors are those provided for as a part of their Employment Contracts (see "Compensation of Executive Officers").

        5. Outstanding Loans Owed to Officers, Directors and Principal Shareholders

        Michael C. Davies is currently owed $2,044 as of September 24, 1999, and is currently an account payable. This figure represents past management salaries from 1998 to 1999.

        Gordon Davies is currently owed $4,782 as of September 24, 1999, and is currently an account payable. This figure represents past management salaries from 1998 to 1999.

                        ITEM 8. DESCRIPTION OF SECURITIES

        The authorized capital stock of Recycling Centers of America, Inc., consists of 10,000,000 shares of common stock, no par value, and 100,000 shares of preferred stock, par value $1.00 per share. The Articles of Incorporation authorize the Company's Board of Directors to establish by resolution different classes or series of the undesignated shares and to fix the relative rights and preferences of such shares in any class or series. Under Colorado law, no further action by the Company's shareholders is necessary and only the action of the Board of Directors is required to authorize the issuance of any undesignated shares. There is currently no Preferred Stock outstanding.


COMMON STOCK

        As of February 1, 2000, there were 6,389,304 shares of Common Stock outstanding and held of record by 608 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the holders of Capital Stock. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any preferred stock that might be issued in the future. Holders of Common Stock have no preemptive or subscription rights, and there are no redemption or conversion rights with respect to such shares. All outstanding shares of Common Stock are fully paid and nonassessable.

        This summary of certain provisions of the Common Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by the Company's Articles of Incorporation, as amended, and its Bylaws (which documents are available and will be supplied upon request).


WARRANTS

        The Company has 222,670 Warrants outstanding to acquire 222,670 Shares of its Common Stock, at a warrant exercise price of $3.50 per share. These warrants expire on June 14, 2000.

                                     PART II

                       ITEM 1. MARKET PRICE AND DIVIDENDS
                          ON REGISTRANT'S COMMON STOCK
                     EQUITY AND RELATED STOCKHOLDER MATTERS

        The Company's Common Stock trades over-the-counter on the NASD Bulletin Board Market under the symbol "RCAI". The closing sales price as of February 22, 2000, was $2.00.

        Set forth below is the high and low bid information for the Company's Common Stock for each full quarterly period within the two most recent fiscal years.

                            High        Low         High         Low
    Period                  Bid         Bid         Ask          Ask
    ------                  ---         ---         ---          ---
4th Quarter 1999           1.2500      0.3125      1.3750      0.5313
3rd Quarter 1999           0.7500      0.2500      1.0000      0.3125
2nd Quarter 1999           0.9375      0.8125      1.4375      1.4375
1st Quarter 1999           1.9375      0.5313      2.1875      0.9375

4th Quarter 1998           0.8750      0.2500      1.0625      0.4375
3rd Quarter 1998           1.00        0.5625      1.0625      0.75
2nd Quarter 1998           1.75        0.6875      2.125       1.00
1st Quarter 1998           2.3125      0.3125      2.50        1.0625

4th Quarter 1997           4.00        1.00        5.00        2.625
3rd Quarter 1997           4.50        2.00        7.25        2.50

        At January, 2000, the Company had approximately 600 Shareholders of record.

        The Company has not paid a dividend since its incorporation, and management does not anticipate the Company will pay dividends in the near future.


                            ITEM 2. LEGAL PROCEEDINGS

        There is no litigation outstanding, and management is not aware of any potential claims which might be asserted.

                             ITEM 3. CHANGES IN AND
                         DISAGREEMENTS WITH ACCOUNTANTS.


        None.

                 ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


All Common Stock ("com.")

Sales of Shares
For Cash
Date or Period                            Shares        Class to          Offering     Total Capital  Total    Exemption
of Offering           Title                Sold         Whom Sold           Price         Raised       Comm.   Relied Upon
-----------           -----                ----         ---------           -----         ------       -----   -----------
09/03/98 - 04/14/99    com.              570,816      9 Accredited         $  0.60      $ 342,490      $ 0.0     4(2)
                                                      30 Sophisticated

03/15/99               com.                2,000      1 Sophisticated      $  0.80      $   2,000      $ 0.0     4(2)


03/16/99               com.              176,786      3 Accredited         $  0.70      $ 123,750      $ 0.0     4(2)

03/17/99               com.               11,111      1 Accredited         $  0.90      $  10,000      $ 0.0     4(2)

04/14/99               com.                2,667      1 Sophisticated      $  0.75      $   2,000      $ 0.0     4(2)

04/19/99 - 4/29/00     com.              102,000      1 Accredited         $  0.70      $  50,000      $ 0.0     4(2)

05/01/99 - 07/02/99    com.              314,180      2 Accredited         $  0.45      $ 141,381      $ 0.0      504
                                                      2 Sophisticated

07/03/99 - 07/06/99    com.              132,500      1 Accredited         $  0.40      $  53,000      $ 0.0     4(2)
                                                      1 Sophisticated

10/12/99 - 02/15/00    com.            1,551,463      11 Accredited        $  0.45      $ 698,159      $ 0.0      504
                                                      28 Sophisticated

Shares issued for services:

27-Jan-00      Dewey Lake      80,000 shares valued at $1.00 per share for
                               services, Section 4(2) exemption (construction
                               EMRI)
12-Feb-99      Rocky Baisch    37,000 shares valued at $0.60 per share for
                               services, Section 4(2) exemption (consulting
                               services)
12-Feb-00      Scott Carpenter 4,125 shares valued at $0.60 per share for services, Section 4(2) exemption (consulting
                               services)
25-Feb-00      First Capital   28,000 shares valued at $0.45 per share for
                               services, Section 4(2) exemption (consulting
                               /504 doc)

Below are shares issued for loans

15-Jun-99     Mike Davies      100,000 shares in lieu of $50,000 cash payment
                               owed to Mr. Davies by the company. Section 4(2)
                               exemption
15-Jun-99     Gordon Davies    100,000 shares in lieu of $50,000 cash payment
                               owed to Mr. Davies by the company. Section 4(2)
                               exemption
18-June-00     John Hewgill    33,333 shares in lieu of interest on loan of
                               $66,666, Section 4(2) exemption
18-June-00     Gail Hewgill    33,333 shares in lieu of interest on loan of
                               $33,333, Section 4(2) exemption
25-Feb-00      Canvasback      100,000 shares in lieu for $75,000 loan payment
                               to J. Hewgill, Section 4(2) exemption
16-Aug-99      Fred Davies     358,720 shares for services in lieu of
                               $179,360.34 cash payment owed by the company.
                               Section 4(2) exemption
10-Oct-99      Canvasback      325,000 shares in lieu of $65,000 cash payment
                               which amount was loaned to the company on
                               September 14, 1999 ($50,000) and October 1, 1999
                               ($15,000) by Canvasback Company, Ltd. and
                               represents payment in full for such loans,
                               Section 4(2) exemption
10Jun-99       Fred Davies     100,000 shares in lieu of $50,000, which amount
                               was subtracted from the total cash amount owed to
                               Mr. Davies under his Personal Services /
                               Consulting contract(s) with the company, Section
                               4(2) exemption
06-Jan-00      Donna Drain     5,000 shares in lieu of any and all cash payments
                               for interest on her loan to the company of
                               $15,000 on or about August 2, 1996, Section 4(2)
                               exemption.

--------------------------------------------------------------------------------
Below are shares issued in lieu of settlements

25-Feb-00      William Briggs  30,000 shares for dissolution of EMRI

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS



Indemnification

        Each director, officer, employee or agent, past and present of the corporation, and each person who serves or may have served at the request of the corporation as a director, employee or agent of another corporation or employee benefit plan, and their respective heirs, administrators and executors, shall be indemnified by the corporation in accordance with, and to the fullest extent permissible under, the provisions of applicable corporate law.

        INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE REGISTRANT PURSUANT TO THE FOREGOING PROVISIONS OR OTHERWISE, THE REGISTRANT HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE. IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE REGISTRANT OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE REGISTRANT IN THE SUCCESSFUL DEFENSE OF ANY ACTION, SUIT OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE REGISTRANT WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY CONTROLLING PRECEDENT, SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

                                    PART F/S
                              FINANCIAL STATEMENTS

                                    CONTENTS



Independent Auditors' Report ...............................................  F-2

Balance Sheets .............................................................  F-3

Statement of Operations ....................................................  F-4

Statements of Stockholders' Equity (Deficit) ...............................  F-5

Statements of Cash Flows ...................................................  F-6

Notes to the Financial Statements ..........................................  F-7

Unaudited Balance Sheet for December 31, 1999 and December 31, 1998......... F-15

Unaudited Statement of Operations for the Six Months Ended
  December 31, 1999 and December 31, 1998................................... F-16

Unaudited Statements of Cash Flow for the Six Months Ended
  December 31, 1999 and December 31, 1998................................... F-17

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors
Recycling Centers of America, Inc.
Salt Lake City, Utah


We have audited the accompanying balance sheets of Recycling Centers of America, Inc. and Subsidiaries as of June 30, 1999 and 1998 and the related statements of operations, stockholder's equity (deficit) and cash flows for the years then ended These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Recycling Centers of America, Inc. and Subsidiaries as of June 30, 1999 and 1998 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note L to the financial statements, the Company has no equity and has no significant operating results to date that together raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note L. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




Stuart Rubin, CPA
March 1, 2000

                       RECYCLING CENTERS OF AMERICA, INC.
                                 Balance Sheets


                                                                        June 30,
                                                               ---------------------------
                                                                  1999             1998
                                                               ----------       ----------
ASSETS

Cash and cash equivalents                                         109,958           80,111
Accounts receivable, net                                          159,229           60,506
Inventory                                                               -           29,000
                                                               ----------       ----------

     Total Current Assets                                         269,187          169,617

Equipment, net                                                     29,390           84,632

Other Assets                                                        9,673            1,291

     TOTAL ASSETS                                                 308,250          255,540
                                                               ----------       ----------


LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                                  162,449           97,398
Contract payable                                                  168,221          161,331
Note payable                                                       10,034          193,000
Taxes payable                                                       1,348              748
Accrued interest                                                        -           17,100
                                                               ----------       ----------

     Total current liabilities                                    342,052          469,577

Long-term notes payable                                                 -          180,000
Loans from officers and shareholders                              205,000           75,500
                                                               ----------       ----------

     TOTAL LIABILITES                                             547,052          725,077

Common stock; 75,000,000 authorized of $.01 par value,
5,066,677 and 3,460,120 shares issued and outstanding
as of June 30, 1999 and 1998 respectively                       2,230,178        1,560,194
Preferred stock                                                       380              380
Retained earnings                                              (1,672,444)      (1,563,323)
Net income                                                       (796,916)        (466,788)
                                                               ----------       ----------

     Total stockholders' equity                                  (238,802)        (469,537)

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)         308,250          255,540
                                                               ----------       ----------



    The accompanying notes are an integral part of these financial statements

                       RECYCLING CENTERS OF AMERICA, INC.
                            Statements of Operations



                                                 For the Years Ended June 30,
                                                 ----------------------------
                                                     1999            1998
                                                 ----------       -----------
REVENUES

Contract income                                     685,360          605,680
Cost of sales                                       396,832          416,740
                                                 ----------       ----------

     Gross Profit                                   288,528          188,940

OPERATING EXPENSES

Wages and payroll taxes                             675,864          289,935
Office expenses                                      95,123           76,130
Bad debt expense                                      4,000           74,951
Professional fees                                    90,801           48,914
Stock transfer fees                                  12,785           47,630
Travel expenses                                      11,909           34,073
Marketing expenses                                   11,218           27,590
Depreciation expense                                  3,160           14,452
Insurance                                            18,997           11,500
Auto expense                                         13,599           10,781
Royalties                                                 -            5,296
Engineering expenses                                     52            2,962
Dues and subscriptions                                7,734            2,345
                                                 ----------       ----------

     Total operating expenses                       945,242          646,559

OTHER EXPENSE

Interest expense                                     17,438            4,403
Other expense                                         4,384            4,766
                                                 ----------       ----------

     Total other expense                             21,822            9,169

Loss before loss on discontinued operations        (678,536)        (466,788)

Loss from discontinued operations                  (118,380)               -

NET LOSS                                           (796,916)        (466,788)
                                                 ----------       ----------

LOSS PER SHARE                                        (0.19)           (0.14)

WEIGHTED AVERAGE NUMBER OF SHARES                 4,263,399        3,281,320
OUTSTANDING


    The accompanying notes are an integral part of these financial statements

                       RECYCLING CENTERS OF AMERICA, INC.
                             Statements of Cash Flow



                                                 For the Years Ended June 30,
                                                 ----------------------------
                                                    1999              1998
                                                 ----------       -----------
CASH FLOWS FROM
OPERATING ACTIVITIES

Net income (loss)                                  (796,916)        (466,788)
Adjustments to reconcile net
income (loss) to net cash:
Depreciation                                          3,160           14,452
Loss on disposition of equipment                    (55,242)               -
Changes in assets and liabilities:
(Increase) decrease in accounts receivables         (98,723)          99,359
(Increase) decrease in inventory                     29,000          (29,000)
(Increase) decrease in other assets                   8,382           25,025
Increase (decrease) in accounts payable and
other current liabilities                            55,441          190,611
                                                 ----------       ----------

Net Cash Provided (Used) by
Operating Activities                               (854,898)        (166,341)
                                                 ----------       ----------

CASH FLOWS FROM INVESTING
ACTIVITIES

Purchase of fixed assets                                               5,070
Wil-Flow Settlement                                  85,261         (141,017)
                                                 ----------       ----------

Net Cash Provided (Used) by
Investing Activities                                 85,261         (135,947)
                                                 ----------       ----------

CASH FLOWS FROM FINANCING
ACTIVITIES

Proceeds from shareholder loans                     129,500          107,940
Common stock issued for cash                        669,984          275,992
                                                 ----------       ----------

Net Cash Provided (Used) by
Financing Activities                                799,484          383,932

NET INCREASE (DECREASE) IN CASH                      29,847           76,574

CASH AT THE BEGINNING OF PERIOD                      80,111            3,537
                                                 ----------       ----------

CASH AT END OF PERIOD                               109,958           80,111
                                                 ----------       ----------


    The accompanying notes are an integral part of these financial statements

                       RECYCLING CENTERS OF AMERICA, INC.
                  Statements of Stockholders' Equity (Deficit)





                                                 Common Stock                 Preferred Stock                         Total
                                           --------------------------    ------------------------    Accumulate    Stockholder
                                             Shares          Amount        Shares        Amount        Deficit       Deficit
                                           ----------      ----------    ----------    ----------    ----------    -----------

Balance, June 30, 1997                      3,104,000       1,284,202        52,902           380      (976,038)      308,544

Write-off of Wil-Flow Patent                        -               -             -             -      (105,690)     (105,690)

Write-off of Wil-Flow Goodwill                      -               -             -             -      (434,203)     (434,203)

 Merger with Vac-Tek                                -               -             -             -       (47,392)      (47,392)

Issuance of Common Stock                      356,120         275,992             -             -             -       275,992


Net loss for the year ended
June 30, 1998                                       -               -             -             -      (466,788)     (466,788)
                                           ----------      ----------    ----------    ----------    ----------    ----------

Balance, June 30, 1998                      3,460,120       1,560,194        52,902           380    (2,030,111)     (469,537)

Issuance of Common Stock                    1,606,557         669,984             -             -             -       669,984

Foregiveness of Wil-flow Note Payable                                                                   357,667       357,667

Net loss for the year ended
June 30, 1999                                       -               -             -             -      (796,916)     (796,916)
                                           ----------      ----------    ----------    ----------    ----------    ----------

Balance, June 30, 1999                      5,066,677       2,230,178        52,902           380    (2,469,360)     (238,802)
                                           ----------      ----------    ----------    ----------    ----------    ----------



    The accompanying notes are an integral part of these financial statements

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998




NOTE A - COMPANY BACKGROUND

    Recycling Centers of America, Inc. (RCAI), is a Colorado corporation, originally formed in 1976. RCAI as of June 30, 1998 was comprised of three companies Aquadynamic Technologies, Inc. (ATI), and its subsidiaries Aquatek, Inc. and Wil-Flow, Inc. Wil-flow, Inc., on March 8, 1999, became non operational and the patents on the technology were returned to its former owner and president as a result of the resolution of a lawsuit between the parties. On June 1, 1999 ATI acquired Sierra Technologies, Inc.

    ATI markets its products and services through its two distinct wholly owned subsidiaries. Aquateck, Inc. was organized and incorporated in 1995 to engage in providing comprehensive contract engineering services for automated process control systems. It's primary emphasis has been focused toward offering its broad engineering expertise to the domestic and foreign wastewater treatment industries. Wil-Flow, Inc. became a subsidiary of ATI in January of 1996 and was a technology company specializing in the design and fabrication of sludge dewatering equipment for the municipal and industrial markets.

    Sierra's main business is the purchasing, treatment and brokerage of chemical and petroleum products throughout North America.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

1.  Principles of Consolidation

    The consolidated financial statements include the accounts of Aquadynamic Technologies, Inc.,its wholly owed subsidiaries Aquatek, Inc. and Wil-Flow, Inc. and Sierra Technologies, Inc. All material intercompany balances and transactions including investments in subsidiaries have been eliminated.

2.  Using Estimates

    In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  Depreciation and Amortization

    Depreciation and amortization are provided in amounts sufficient to relate the cost of depreciable to operations over their estimated service lives as defined below.

              Transportation Equipment             3-5 years
              Office Furniture and Fixtures        5-7 years
              Machinery and Equipment              3-10 years

    The straight-line method of depreciation is used for substantially all assets for financial reporting purposes.

4.  Income Taxes

    The Company and its wholly owned subsidiaries are organized as a C-corporations. The Company does not file consolidated tax returns and has not filed tax returns since 1996.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    There has been no provision for income taxes as current and previous operations of the Company have resulted in taxable losses. There is no determinable benefit of these net operating losses which can be carried forward for 15 years because of the significant losses incurred by the Companies.

5.  Fair Value of Financial Instruments

    The carrying amount of cash, accounts and notes receivable, lines of credit, and other liabilities due in less than one year approximated fair value as of June 30, 1999 and 1998 due to the relatively short maturity of these instruments.

    The carrying value of long-term liabilities approximated fair value as of June 30, 1999 and 1998 based on the current rates offered to the Company for similar debt of the same remaining maturities.


NOTE C - ACCOUNTS RECEIVABLE

    All accounts Receivable are trade related. These receivables are current and collection is fully expected. No reserve for uncollectable accounts is deemed necessary.


NOTE D - PLANT PROPERTY AND EQUIPMENT

    Plant, Property and Equipment consisted of the following at June 30, 1999 and 1998:


                                                    1999             1998
                                                 ---------------------------
Computers and Office Equipment                   $   62,191       $   62,191
Transportation Equipment                             13,191           65,273
                                                 ----------       ----------
                                                     75,382          127,464

Less accumulated depreciation                       (45,992)         (42,832)
                                                 ----------       ----------

Balance                                          $   29,390       $   84,632

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998



NOTE D - PLANT PROPERTY AND EQUIPMENT, Continued

    The reduction in Plant, Property and Equipment between years is attributed to the dissolution of Wil-Flow, Inc. in March 1999. Depreciation expense was $14,452 and $3,160 for the years ended June 30, 1999 and 1998.


NOTE E - NOTES PAYABLE

    Notes payable consisted of the following at June 30, 1999 and 1998:


                                                        1999             1998
                                                     ---------------------------
    Note payable to President of Wil-Flow, Inc.,
    Interest accruing at 9.5 % per annum,
    unsecured, payable each in installments of
    $90,000 payable each January 8th until year
    2000.                                            $        0       $  360,000


    Note payable to First Union Bank for the
    purchase of a vehicle                                10,034           13,000
                                                     ----------       ----------

                    Total                            $   10,034       $  373,000

                    Less long-term portion                    0         (180,000)

                    Current Portion                  $   10,034       $  193,000


    A lawsuit was pending with the former President of Wil-flow, Inc. which was resolved on March 8, 1999 and the note payments due the President were forgiven. See Note I for more details.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE F - RELATED PARTY TRANSACTIONS

    Certain of the Company's principals and family members of these principals have loaned money to the Company at various times. The consolidated long-term loans as of June 30, 1999 and 1998 from related parties are $205,000 and $75,500 respectively. It is the intent of the Company to convert these notes into common shares of stock and therefore these loans do not bear any interest.

    Fred Davies, a major shareholder of the Company, is also a major debtor to the Company. As of June 30, 1999 and 1998 he is owed $168,221 and $161,333 respectively for unpaid portion of his management contract and also for loans to the Company.

    Intercompany loans and transactions occur on a regular basis among the parent and two wholly owned subsidiaries. No intercompany profits are recorded.

NOTE G - COMMITMENTS AND CONTINGENCIES

    The Company conducts its operations utilizing leased facilities and equipment under noncancellable operating lease agreements expiring at various dates through the year 2003. Future minimum lease commitments, excluding property taxes and insurance, are approximately as follows:

     Year ending June 30,

     2000                                             $24,096
     2000                                              63,000
     2001                                              24,096
     2002                                              21,030
     2003                                               2,850

                                                      $72,072

    Rent expense for all leased facilities and equipment was approximately $41,748 and $34,935 for the years ended June 30, 1999 and 1998, respectively.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE G - COMMITMENTS AND CONTINGENCIES, Continued

    The Company has no pending lawsuits. Management is not aware of any potential lawsuits that will have a material adverse effect on the financial position of the Company.


NOTE H - MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

    The Company maintains its cash balances in more than one financial institution. At times, the Company's balances exceed the amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

    The majority of the Sales in 1999 and 1998 are to one customer. At June 30, 1999 and 1998, the largest customer comprised approximately $40,567 and $3,083 of the Company's accounts receivable. Management believes that customer acceptance, billing, and collection policies are adequate to minimize potential risk on trade receivables.


NOTE I - RESOLUTION OF THE LAWSUIT WITH WIL-FLOW, INC.

    In November 1995, the Company purchased all of the outstanding common stock of Wil-Flow, Inc. for a total consideration of $575,000. The purchase price exceeded the book value and fair market value of the assets. As a result of the settlement of the lawsuit with the former President of Wil-Flow, Inc. the excess consideration paid for Wil-Flow, Inc was written-off the books. This amount was offset by the debt not paid by the Company to the former President of Wil-Flow, Inc. The total loss from the dissolution of Wil-Flow, Inc. is $118,380. This loss does not include the operational losses which were incurred during the period of ownership.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE J - JOINT VENTURE WITH ENERGY & MATERIAL RECOVERY, INC.


   In September 1997 the Company entered into a joint venture agreement with Energy & Material Recovery, Inc. (EMRI). The Company contributed 1,500,000 shares of common stock and EMRI contributed two operating companies, Industrial Oil, Inc. and Fuel Processors, Inc. The purpose of the joint venture was to develop proprietary processes to convert a wide range of industrial waste streams into raw materials for new products and uses. In October 1999 the Company dissolved its joint venture and the 1,500,000 common shares were returned to the Company. The financial statements reflect the expenses incurred for this joint venture.


NOTE K - ACQUISITION OF SIERRA TECHNOLOGIES, INC.

   On June 1, 1999 the Company purchased Sierra Technologies, Inc whose business includes purchasing, treatment and brokerage of chemical and petroleum products throughout North America. The net purchase price was $22,299 which represents the difference between the amount owed to Sierra Technologies, Inc. vendors and the Accounts Receivable due from its customers. The President of Sierra Technologies, Inc. entered into a three year employment with the Company and will hold the title of Chief Executive Officer of Recycling Centers of America, Inc.


NOTE L - GOING CONCERN

   The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant losses which have result in an accumulated deficit of $ 2,469,360 at June 30, 1999 which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relation to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty. It is the intent of management to create additional revenues through its technologies and to rely upon additional equity financing if required to sustain operations. The management of the Company has committed to covering the operating expenses of the Company until adequate sales are generated.

                       Recycling Centers of America, Inc.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             June 30, 1999 and 1998


NOTE M - SUBSEQUENT EVENTS

    In October 1999, the Company through a Private Placement Memorandum in accordance with SEC Regulation 504 D, began to raise one million dollars ($1,000,000) in equity capital. The Company is offering common shares at forty five cents ($.45)per share.

    In December 1999, the Company completed a merger with Brody Special Projects Company at a cost of $300,000. The Company acquired the international marketing agreements with New Logic and Pall Filtron for the marketing and sale of their respective technologies.

                       RECYCLING CENTERS OF AMERICA, INC.
                                 Balance Sheets
                                  (Unaudited)

                                                              DECEMBER 31,
                                                       -------------------------
                                                          1999          1998
                                                       ----------    ----------
ASSETS

Cash and cash equivalents                                  39,393       107,204
Accounts receivable, net                                   60,654        63,356
Inventory                                                      --        29,000
                                                       ----------    ----------

  Total Current Assets                                    100,047       199,560

Equipment, net                                            142,437        81,057

Loan to Officers/Shareholders                               5,924        69,732
Other Assets                                                4,952         4,225
Brody Acquisition                                         202,670            --

  TOTAL ASSETS                                            456,030       354,574
                                                       ----------    ----------


LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable                                          108,499       110,352
Contract payable                                          180,000       145,000
Note payable                                               15,812       191,115
Taxes payable                                              75,464            --
Accrued interest                                               --         4,165
                                                       ----------    ----------

  Total current liabilities                               378,775       450,632

Long-term notes payable                                        --       180,000
Loans from officers and shareholders                      152,500       195,600
                                                       ----------    ----------

  TOTAL LIABILITIES                                       532,275       826,232

Common stock; 75,000,000 authorized at $.01
  par value, 6,327,083 and 5,674,335 shares
  issued and outstanding as of December 31,
  1999 and 1998 respectively                            2,795,133     1,769,392
Preferred stock                                               380           380
Retained earnings                                      (2,454,747)   (2,038,836)
Net income                                               (417,011)     (204,594)
                                                       ----------    ----------

  Total stockholders' equity                              (76,245)     (471,658)

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)    456,030       354,574
                                                       ----------    ----------

                       RECYCLING CENTERS OF AMERICA, INC.
                            Statements of Operations
                                  (Unaudited)


                                                 For the Six Months Ended
                                                       December 31,
                                                 ------------------------
                                                 1999           1998
REVENUES

Contract income                                    342,323        236,481
Cost of sales                                      191,737         97,720
                                                 ---------      ---------
  Gross Profit                                     150,586        138,761

OPERATING EXPENSES

Wages and payroll taxes                            309,013        151,050
Professional fees                                  119,079         91,292
Office expenses                                     56,079         40,946
Sierra acquisition                                  18,589             --
Marketing expenses                                  18,537         20,142
Auto expense                                        13,512          2,925
Insurance                                            9,304          9,422
Depreciation expense                                 7,580          3,160
Travel expenses                                      7,552         12,724
Stock transfer fees                                  3,417          4,686
Dues and subscriptions                                 424            950
Engineering expenses                                   331             52
                                                 ---------      ---------
  Total operating expenses                         563,417        337,349

OTHER EXPENSE

Interest expense                                     1,508          3,905
Other expense                                        2,672          2,101
                                                 ---------      ---------
  Total other expense                                4,180          6,006

NET LOSS                                          (417,011)      (204,594)
                                                 ---------      ---------

LOSS PER SHARE                                       (0.07)         (0.40)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING    5,696,870      4,567,228

                       RECYCLING CENTERS OF AMERICA, INC.
                            Statements of Cash Flow
                                  (Unaudited)


                                                                   For the Six Months Ended
                                                                          December 31,
                                                                  --------------------------
                                                                      1999           1998
                                                                      ----           ----
CASH FLOWS FROM
OPERATING ACTIVITIES

Net income (loss).............................................     (417,011)       (204,594)
Adjustments to reconcile net income (loss) to net cash
Depreciation..................................................        7,580           3,160
Loss on disposition of equipment..............................                       (3,575)
Changes in assets and liabilities.............................
(Increase) decrease in accounts receivables...................       98,575          (2,850)
(Increase) decrease in shareholder loans......................       (5,924)        (69,732)
(Increase) decrease in other assets...........................        4,721          (2,934)
Increase (decrease) in accounts payable and
  other current liabilities...................................       37,723         (18,945)

Net Cash Provided (Used) by Operating Activities..............     (274,336)       (299,470)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of fixed assets......................................     (113,047)           --
Wil-Flow Settlement...........................................                       (2,735)
Brody Acquisition.............................................     (195,069)           --

Net Cash Provided (Used) by Investing Activities..............     (308,116)         (2,735)

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from shareholder loans...............................      (52,500)        120,100
Common stock issued for cash..................................      564,955         209,198

Net Cash Provided (Used) by Financing Activities..............      512,455         329,298

NET INCREASE (DECREASE) IN CASH...............................      (69,997)         27,093

CASH AT THE BEGINNING OF PERIOD...............................      109,390          80,111

CASH AT END OF PERIOD.........................................       39,393         107,204

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange
        Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            RECYCLING CENTERS OF AMERICA, INC.



                                            /s/ Michael Davies
                                            ------------------------------------
                                            Michael Davies,

Date: April 12, 2000                        Chief Financial Officer



Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been duly signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


Signature                                   Title                           Date
---------                                   -----                           ----
                                     Chairman of the Board,
                                     Director, and
/s/ Bruce Selk                       Chief Executive Officer             April 12, 2000
----------------------------
Bruce Selk
                                     Chief Financial Officer
/s/ Michael Davies                   and a Director                      April 12, 2000
-----------------------------
Michael Davies

/s/ Gordon Davies                    President, Secretary and a          April 12, 2000
-----------------------------        Director
Gordon Davies

                                    PART III
                            ITEM 1. INDEX TO EXHIBITS



        3      (i)*   Articles of Incorporation of Recycling Centers of America,
                      Inc.
        3      (ii)*  Bylaws of Recycling Centers of America, Inc.

        10.    Material Contracts
               (a)*   Employment Contract with Bruce Selk
               (b)*   Employment Contract with Michael Davies
               (c)*   Employment Contract with Gordon Davies
               (d)*   OEM (License) Contract with Pall Filtron, Inc.
               (e)* Transfer Agreement covering assets of Brody Special Projects Company

        11.*   Statement Re: Computation of Per Share Earnings

        12.*   Subsidiaries of Registrant

* Incorporated by reference to Registrant's Form 10-SB filed on March 8, 2000.